                                                                     EXHIBIT 1.1


                       CHINA YUCHAI INTERNATIONAL LIMITED
           16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
                    TEL : (65) 6220 8411 FAX : (65) 6226 0502


                  CHINA YUCHAI INTERNATIONAL LIMITED ANNOUNCES
                         RESULTS OF OPERATIONS FOR 2005


SINGAPORE, FEBRUARY 28, 2006 -- China Yuchai International Limited (CYI) today announced its results of operations for the year ended December 31, 2005 with net loss of Rmb16.4 million (US$2.0 million) as compared to net income of Rmb491.4 million (US$59.4 million) for 2004. The Company's results of operations were adversely affected by the weak gross margins and compounded by the specific provision made of Rmb205 million (US$25.4 million) for loans (non-trade) to a related company and the general provision made of Rmb146 million (US$18.1 million) for trade balances owing by the same related company.

Net sales of Rmb5,829.4 million (US$722.3 million) for the year ended December 31, 2005 represents an increase of 4.4% compared to the previous year of Rmb5,582.1 million (US$674.5 million). Total unit sales of 230,228 diesel engines for the year ended December 31, 2005 was 11% higher than the same period last year of 206,628 diesel engines. This increase in net sales was primarily attributable to higher unit sales of the 4-series light-duty diesel and industrial engines.

The overall gross margin of 22.3% for 2005 was 20.9% lower than the 28.2% gross margin of the previous year mainly due to product sales mix and higher raw material costs. Yuchai sold 34% more of the lower margin light-duty diesel and industrial engines and 27% less of the higher margin heavy diesel engines in 2005 compared to 2004.

For the year ended December 31, 2005, selling, general and administrative expenses increased by approximately 21.5% due mainly to higher transport charges, legal and professional fees and other operating expenses.

Under other expenses/(income), there was a provision made of Rmb205 million (US$25.4 million) for loan (non-trade) to Yuchai Marketing Company Limited, a related company majority-controlled by the Yuchai State Holding Company and Coomber Investments Limited. This non-trade loan was granted in May 2004. In addition, there was a general provision made of Rmb146 million (US$18.1 million) for trade balances owing by the same related company. These provisions were made subsequent to a preliminary financial review by the Company of these related parties given their weak financial position.

Research and development expenses have decreased to Rmb123.9 million (US$15.4 million) from Rmb137.0 million (US$16.5 million) for the previous year due to a marginal reduction in spending on the new engine development program.

Interest expense increased to Rmb70.5 million (US$8.7 million) for the year ended December 31, 2005 as compared to Rmb31.8 million (US$3.8 million) for the previous year due to an increase of Yuchai bank loans during the year.

For the year ended December 31, 2005, trade account receivables and inventories increased as a result of higher sales volume and normal seasonality factors. Bank borrowings increased for 2005 mainly due to increased capital expenditure payments made and higher working capital requirements during the year ended December 31, 2005.

During the year, through the diversification plan, the Company had acquired approximately 15.99% equity interest in Thakral Corporation Ltd ("TCL"), a company listed on the Singapore Exchange Securities Trading Limited and a major distributor of consumer electronics products with operations mainly in China, Japan, India and Singapore.

                       CHINA YUCHAI INTERNATIONAL LIMITED
           16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
                   TEL : (65) 6220 8411 FAX : (65) 6226 0502


Basic and diluted net loss per share for the year ended December 31, 2005 was Rmb0.45 (US$0.06) compared to a basic and diluted net income per share of Rmb13.9 (US$1.68) for 2004.

Mr Philip Ting, Director and CFO mentioned that "Yuchai's unit sales growth of approximately 11% in 2005 was derived mainly in the first two quarters, as demand for trucks and buses was good in the first half of the year but declined in the second half. CYI's net income was significantly affected by the gross margin decline from product sales mix, higher raw materials costs and the specific provision of the non-trade loan of Rmb205 million to a related company as well as the general provision of Rmb146 million (US$18.1 million) for trade balances owing by the same related company. The tight credit lending policies by the banks in China also adversely affected demand for new trucks and buses. Government industry statistics indicate that in 2005 there was a decrease of approximately 1% in sales of trucks and buses in China compared to 2004. Yuchai management believes that growth is expected to return in future periods over the longer term due to the continuing development of highways throughout China and improvements in logistical efficiency. Yuchai management also believes that the new super heavy-duty diesel engine -- 6L/6M (previously called 6113) remains to have a positive outlook in the longer term, arising from potential demand for bigger trucks and buses."


GENERAL INFORMATION

Yuchai has a strong brand name in China with an extensive sales and marketing network. Yuchai's products are of good quality and provide reliable performance. Yuchai has established itself as a major manufacturer of diesel engines in China with a significant market share.

CYI has filed with the U.S. Securities and Exchange Commission a copy of this press release on Form 6-K. A copy of such filing has also been sent to The New York Stock Exchange. Reference is made to such filing for cautionary statements which identify factors that could affect the forward looking statements contained in this press release.


China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502


Contact persons:  Mr Teo Tong Kooi, President and Director
                  Mr Philip Ting, Director and CFO

Note 1: The Company's functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.0702 = US$1.00, the rate quoted by the People's Bank of China at the close of business on December 31, 2005. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2005 or at any other date.

Note 2:  All financial data (both in Renminbi and U.S. dollars) is unaudited.

CHINA YUCHAI INTERNATIONAL LIMITED
UNAUDITED CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(RMB AND US$ AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                           Year Ended December 31
                                                        ------------------------------------------------------
                                                             2003          2004          2005          2005
                                                           Rmb'000       Rmb'000       Rmb'000         US'000
                                                           Audited       Audited      Unaudited      Unaudited
                                                                                                      (Note)
                                                        -----------   -----------     ----------    ----------
Revenues, net                                             4,569,950     5,582,095      5,829,431       722,340
Cost of goods sold                                        3,192,794     4,006,886      4,527,046       560,958
                                                        -----------   -----------     ----------    ----------
Gross profit                                              1,377,156     1,575,209      1,302,385       161,382

Research and development costs                               94,594       136,960        123,876        15,350
Selling, general and administrative expenses                561,151       658,320        799,745        99,099
                                                        -----------   -----------     ----------    ----------
Operating income                                            721,411       779,929        378,764        46,933
Interest expense                                             23,624        31,757         70,527         8,739
Other expenses/(income)                                         881        (5,682)       324,468        40,206
Share of equity in losses of affiliates                           -             -          1,309           162
                                                        -----------   -----------     ----------    ----------
Income before income taxes and minority
 interests                                                  696,906       753,854        (17,540)       (2,174)
Income taxes                                                112,924       105,165            (41)           (5)
                                                        -----------   -----------     ----------    ----------
Income before minority interests                            583,982       648,689        (17,499)       (2,169)
Minority interests in income of consolidated
 subsidiaries                                               145,800       157,292         (1,061)         (131)
                                                        -----------   -----------     ----------    ----------
Net income                                                  438,182       491,397        (16,438)       (2,038)
                                                        ===========   ===========     ==========    ==========


Net earnings per common share                                Rmb          Rmb            Rmb            US$
  Basic and diluted                                           12.40         13.90          (0.45)        (0.06)
                                                        ===========   ===========     ==========    ==========

Weighted average number of shares                        35,340,000    35,340,000     36,443,791    36,443,791

Note: The Company's functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.0702 = US$1.00, the rate quoted by the People's Bank of China at the close of business on December 31, 2005. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2005 or at any other date.

CHINA YUCHAI INTERNATIONAL LIMITED
SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS
(RMB AND US$ AMOUNTS EXPRESSED IN THOUSANDS)

                                                         As of                       As of
                                                   December 31, 2004          December 31, 2005
                                                   -----------------          -----------------
                                                       (Audited)                  (Unaudited)
                                                       ---------                  -----------
                                                          RMB                RMB               US$

Cash Balances                                            722,672            736,230           91,228

Trade Accounts Receivable, Net                           875,565          1,138,293          141,049

Inventories, Net                                       1,346,545          1,635,347          202,640

Investment in affiliated company                             648            188,663           23,378

Amount due from a related company (non-trade)            205,000                  0                0

Net Current Assets                                     1,402,226            867,621          107,509

Total Assets                                           5,384,248          6,482,089          803,212

Trade Accounts Payable                                 1,089,717          1,646,182          203,982

Short-Term and Long-Term Borrowings                      530,000            962,835          119,308

Shareholders' equity and accumulated other
 comprehensive income                                  2,483,084          2,581,804          319,918

Note: The Company's functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.0702 = US$1.00, the rate quoted by the People's Bank of China at the close of business on December 31, 2005. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2005 or at any other date.